EX 99- 26(h) ii c

RULE 22C-2 AGREEMENT

This AGREEMENT, dated April 2 2007, is effective as of the 16th day of October, 2007, between ING Funds Services, LLC (the “IFS”) as administrator for each of the funds listed on the attached Schedule A (the “ING Funds”), Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company(collectively, the “Intermediary”).

WHEREAS, both parties desire to execute this Agreement in compliance with the requirements of Rule 22c-2 of the Investment Company Act of 1940 (“40 Act”), as amended (“Rule 22c-2”); and

WHEREAS, Intermediary, pursuant to the Participation Agreement, purchases Shares of the Fund to support certain variable life insurance and variable annuity contracts;

WHEREAS, Intermediary and IFS desire to enter into this agreement as a supplement to the Participation Agreement to define the information that Intermediary will provide to IFS in order that IFS may review such information about Shareholder transactions through the Intermediary and to otherwise evidence their compliance with Rule 22c-2 under the Investment Company Act of 1940.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, IFS and the Intermediary hereby agree as follows:

A. Agreement to Provide Shareholder Information.

1. Each Intermediary agrees to provide the IFS, upon written request, the following shareholder information for each fund listed in Schedule A:

a. the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (‘ITIN”) or other government-issued identifier (“GII”) of any or all Shareholders of the account;

b. The amount and dates of, and the Variable Product(s) associated with, such shareholder purchases, redemptions, transfers and exchanges;

c. the name or other identifier of any investment professional(s) associated with the Shareholder(s) account; and

d. Any other data mutually agreed upon in writing.

Unless otherwise specifically requested by the Fund, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases and Shareholder-Initiated Transfer Redemptions.

B. Form of and Period Covered by a Request.

IFS agrees to provide to the Intermediary a written request including the TIN, if known, or any other identifying factor that would provide assistance in determining the identity of the Shareholder(s). Requests to provide such information shall set forth the specific period for which transaction information is sought. Unless otherwise agreed to by the Intermediary, any such request will not cover a period of more than 90 consecutive Calendar Days. Requests for Shareholder information shall not be made more than quarterly except where IFS has a reasonable belief that transactions submitted to IFS by the Intermediary indicate a violation of the Fund’s frequent trading policy.

C. Form and Timing of Response.

The Intermediary agrees to provide the requested information specified in Section A within a commercially reasonable time not to exceed 10 business days. If requested by IFS, Intermediary agrees to use its best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specific in Section A is itself a financial intermediary (“indirect intermediary”) and promptly either (i) provide (or arrange to have provided) the information set forth in Section A for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities administered by IFS. Intermediary shall promptly inform IFS whether it plans to provide such information or restrict trading. A response required by this paragraph must be in writing and in a mutually agreed upon format. To the extent practical, the format for any transaction information provided should be consistent with the NSCC Standardized Data Reporting Format.

D. Agreement to Restrict Trading.

In the event IFS determines that Shareholder-Initiated Purchase Transactions or Shareholder-Initiated Redemption Transactions of a Shareholder or Shareholders violate the Fund’s frequent trading policy and IFS determines to impose a trading restriction on the Shareholder, Intermediary agrees to execute written instructions from IFS to prohibit the Shareholder from submitting any transaction requests that would result in the purchase or sale of Fund shares by telephone, Internet, facsimile or other electronic means for a period of time determined by IFS or, in the event this restriction does not halt the violations, take such other action as directed by IFS. Unless otherwise directed by IFS, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary. Instructions must be received by Intermediary at the following address, or such other address that Intermediary may communicate to IFS in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

MassMutual Financial Group

Attn: Natty Gomes

100 Bright Meadow Boulevard

Enfield, CT 06154

ngomes@massmutual.com

(860) 562-2810

The Intermediary agrees to execute instruction to restrict trading as soon as reasonably practical, but not later than ten (10) business days after receipt of such instructions.

The Intermediary will provide written confirmation to IFS that instructions from the Fund to restrict trading have been executed. Intermediary will provide such confirmation as soon as reasonably practical, but not later that ten (10) business days after instructions have been executed.

E. Limitation on Use of Information.

(a) to keep confidential according to the standard it applies to its own confidential information of a like type;

(b) not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws;

(c) not to disclose the information, without the prior written consent of Intermediary, to any third party except the Fund’s investment advisor and the Fund’s Board of Directors when necessary for these parties to evaluate the information in light of the Fund’s Anti-Dilution Policies; and

(d) to notify Intermediary in accordance with applicable state law in the event of a compromise or other breach of the security, confidentiality or integrity of information received from the Intermediary pursuant to this agreement.

F. Miscellaneous

Construction of the Agreement. This Agreement supplements and expressly does not supercede the Participation Agreement(s). To the extent the terms of this Agreement conflict with the terms of a Participation Agreement, the terms of this Agreement shall control.

Form of Notice. Any written instructions, requests or confirmations required or allowed by this Agreement may be made by electronic transmission of writings, including facsimile, to the addresses specified in this Agreement unless otherwise specified by either party.

Termination. This Agreement will terminate upon the date Fund shares are no longer held by the Intermediary and no longer made available as investment options to Shareholders or the date of termination of the Participation Agreement(s), if later.

G. Definitions

The term “Fund” is any open-end mutual fund administered by IFS and includes the fund’s principal underwriter and transfer agent. The term does not include any “excepted funds” as defined in Rule 22c-2(b).

The term “Shares” means the interest of Shareholders corresponding to the redeemable securities of record issued by the Fund under the 40 Act that are held by the Intermediary.

The Term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by the intermediary in nominee name.

The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (iii) one-time step-up in Contract value pursuant to a Contract death benefit or living benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) prearranged transfers at the conclusion of a free look period required under state law.

The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

The term “Participation Agreement” shall mean the Participation Agreement(s) and/or other similar agreement(s) relating to the Intermediary’s ability to purchase Fund shares to which Intermediary and the Fund are, and affiliates of the Fund may be parties.

The term “written” includes electronic writings and facsimile transmissions.

Massachusetts Mutual Life Insurance Company	ING Funds Services, LLC

/s/ Andrew Dickey	/s/ Robert Naka
Andrew Dickey Senior Vice President of MassMutual Group Managing Director of Retirement Income	Authorized Officer Signature
Robert Naka, EVP
Name and Title of Signing Officer

C.M. Life Insurance Company

/s/ Andrew Dickey
Andrew Dickey Senior Vice President of MassMutual Group Managing Director of Retirement Income

Schedule A

ING VP Real Estate